

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

T. Ronan Kennedy
Chief Financial Officer
cbdMD, Inc.
8845 Red Oak Boulevard
Charlotte, NC 28217

   **Re: cbdMD, Inc.**
    **Registration Statement on Form S-3**
    **Filed April 5, 2022**
    **File No. 333-264143**

Dear Mr. Kennedy:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 or Suzanne Hayes at 202-551-3675 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc:  Brian Pearlman